Exhibit 1

Execution Copy

STRATEGIC INVESTMENT AGREEMENT

by and between

ORCKIT COMMUNICATIONS LTD.

and

NETWORKS3 INC.

Dated as of

12 MARCH 2013

STRATEGIC INVESTMENT AGREEMENT

STRATEGIC INVESTMENT AGREEMENT, dated as of 12 March 2013 (this “Agreement”), by and between Orckit Communications Ltd., an Israeli company (“Orckit”), and Networks3 Inc., a Delaware corporation (“Networks3”).  Certain capitalized terms are defined in Section 7.17.

Recitals

Orckit will own immediately prior to the Closing all right, title and interest in the patents and applications listed in Annex A (all such patents and patent applications, together with the Patent Rights associated therewith, the "Patents"), following the assignment to Orckit of a portion of the Patents by Orckit Corrigent Ltd., an Israeli company and wholly-owned Subsidiary of Orckit (“Corrigent”).

Orckit is entering into this Agreement to leverage Networks3’s human resources and capital resources to generate a return on its research and development activities and on the research and development activities of Corrigent.  Orckit does not have the resources to investigate whether any of the Patents have been infringed by third parties or to pursue remedies for third party unlicensed use (if any) of the Patents.  Networks3 believes the support of Orckit is essential to the value of owning the Patents.

Subject to the conditions hereof, Orckit desires to assign the Patents to Networks3 on the terms hereof and Networks3 desires to acquire the Patents on the terms hereof, and Networks3 desires to invest in Orckit on the terms contained in this Agreement.

Networks3 in good faith plans to obtain reasonable royalties from third parties that use the Patents through good faith efforts to secure non-exclusive licenses to the Patents and/or obtaining compensation for past infringement (if any) of the Patents.

Agreement

In consideration of the foregoing and the mutual agreements herein, the parties, intending to be legally bound, agree as follows:

1.	The Transactions.

1.1.	Patent Assignments. Subject to the waiver or satisfaction of the conditions in Article 5:

(a)
At the Closing, Orckit will assign to Networks3 all right, title and interest in and to the Patents and all of the Patent Documents free and clear of all Encumbrances (other than the Identified Encumbrances and per Section 4.1).  Following the Closing, the Patent Documents will be Confidential Information of Networks3.

(b)
Networks3 in good faith plans to investigate whether any of the Patents have been infringed by third parties.  If any of the Patents have been infringed by third parties, Networks3 in good faith plans to secure compensation for past and future unauthorized use of the Patents by selling non-exclusive licenses under the Patents.  Selling patent licenses typically involves entering into protected communications arrangements that create an environment where infringement, enforceability and validity can be discussed without the threat of litigation.  If reasonable royalties cannot be secured through businesslike discussions, Networks3 may have to use alternative means to secure the equivalent of reasonable royalties from third parties that have used the Patents without authorization.

(c)
Orckit will (and will cause the other members of the Orckit Group to) cooperate in a reasonable manner with Networks3 to enable Networks3 to enjoy to the fullest extent of all of the rights, title and interest to the Patents in the United States and other countries.

(d)
Orckit irrevocably appoints, effective upon Closing, Networks3 to be its true and lawful attorney, and in its name, place or stead, to execute, acknowledge, swear to and file, all instruments, conveyances, certificates, agreements and other documents that are reasonable in form and substance, and to take any action required to effectuate the transfer or prosecution of the Patents as contemplated by this Agreement, but such power may be exercised by Networks3 only if Orckit fails, without reasonable cause, to promptly take the necessary actions required under this Agreement to effect or record such transfer, or prosecution of such Patents following Networks3’s reasonable request, and being given a reasonable opportunity to do so.  This power of attorney is coupled with an interest and irrevocable.

(e)
At the Closing, Orckit will (and will cause the other members of the Orckit Group to) grant to Networks3 the right to use the Reduction to Practice Documents as follows:  Networks3 may use the Reduction to Practice Documents only in connection with enjoying the benefits of ownership of the Patents and will have no right to use the Reduction to Practice Documents to make any product, software or service.  Networks3 may disclose the Reduction to Practice Documents only as permitted by Section 4.17 or under protective orders or confidentiality agreements that prevent the receiving party from using the Reduction to Practice Documents in any product, software or service.  Orckit will (and will cause the other members of the Orckit Group to) provide the Reduction to Practice Documents as requested by Networks3 consistent with the foregoing.

1.2.	Technology Development Payments. Subject to the occurrence of the Closing:

(a)	Networks3 will calculate (1) Cumulative Participation Profit, (2) Cumulative Technology Development Entitlement and (3) Cumulative Technology Development Distributions, as of each Measurement Date.

(b)
If as of any Measurement Date, the Cumulative Technology Development Entitlement exceeds Cumulative Technology Development Distributions, Networks3 will pay Orckit the difference between the Cumulative Technology Development Entitlement and the Cumulative Technology Development Distributions (each such difference as of a Measurement Date, a "Technology Development Payment").

(c)
Networks3 will wire transfer to Orckit within forty five days following each Measurement Date, an amount of immediately available US dollars equal to each Technology Development Payment payable per Section 1.2(b) to the bank account most recently specified to Networks3 in a notice from Orckit’s chief executive officer or chief financial officer.  The initial such account is specified in Section 1.3 of the disclosure letter, dated as the date of this Agreement, delivered by Orckit to Networks3 concurrently with the execution and delivery of this Agreement (the “Orckit Disclosure Letter”).

(d)
Concurrently with the transfer of a Technology Development Payment, Networks3 will provide Orckit with a written or electronic statement of an executive officer of Networks3 setting forth the calculations in Section 1.2(a).  Hypothetical calculations are set forth for illustrative purposes only in Section 1.2(d) of the disclosure letter, dated as the date of this Agreement, delivered by Networks3 to Orckit concurrent with the execution and delivery of this Agreement (the “Networks3 Disclosure Letter”).  The obligation to make payments per this Section shall run with each Patent and the transfer of such Patent or the transfer of ownership of any such Patent shall not derogate from Orckit’s right to receive Technology Development Payments.  All calculations with respect to this Section 1.2 shall be made in accordance with U.S. generally accepted accounting principles as in effect from time to time.

(e)
Except in connection with a Change of Control, Orckit may not assign (directly, indirectly, through derivative instruments, by corporate transactions, insolvency proceeding, operation of law or otherwise) its right to payment under this Section.

(f)	Networks3 will not comingle the Patents in bundled offerings or other arrangements with respect to the licensing of or enforcement of patent rights of Networks3’s Affiliates.

(g)
Networks3 will create and maintain complete and accurate books and records that (1) are sufficient to determine the amounts payable under this Agreement and (2) are in a form meeting generally accepted accounting principles standards or the equivalent standards in the local country where the books and records are maintained.  Networks3 will ensure that sufficient electronic or other appropriate backup systems are in place to prevent destruction or loss of any documents related to payments under this Section.  Upon no less than thirty days prior written notice, Orckit has the right to examine and audit, through a Big 4 certified public accounting firm designated by Orckit (the “Auditor”) that is not the auditor of Orckit’s financial statements, all documents of Networks3 that the Auditor reasonably believes may contain information bearing upon the amounts payable hereunder.  The Auditor will be bound by the confidentially requirements of Section 4.17 and under the rules of professional conduct applicable to such firm.  Audits will not be performed more frequently than once per calendar year, but if any audit hereunder reveals an underpayment, the next audit may be conducted within the same calendar year.  After an audit is complete, the Auditor will provide to Orckit and Networks3 an audit report, including schedules summarizing the Auditor’s findings.  The parties and the Auditor will hold a joint meeting at Networks3’s headquarters in which the Auditor explains the findings and data sources utilized to create such schedules that support the audit findings.  Networks3 or Orckit will (as applicable) pay within fifteen days thereafter any amounts that the Auditor determined to be due hereunder with respect to the period under audit (unless the paying party reasonably believes that the audit report or schedules of findings are materially flawed).  If the paying party reasonably believes that such audit report or any such schedule of findings was materially flawed, the paying party will within twenty days after receipt of the audit report provide written notice to the other party of such belief.  Upon receipt of such notice by the paying party the other party will have twenty days to provide the Auditor and the other party with a detailed explanation of how it believes the audit report and/or schedules of findings were flawed and supporting documentation and information that it relies upon to support that conclusion.  The Auditor will take such supporting documentation and information into account in determining whether to revise the audit report and schedule of findings as deemed appropriate in the sole opinion of the Auditor.  The parties and the Auditor thereafter will engage in good faith negotiations for thirty days to resolve any remaining disputes. If the parties and the Auditor are unable to agree upon a resolution after such good faith negotiations, the audit report will become final, conclusive and binding upon the parties.  If the Auditor determines that the unpaid amounts at any Measurement Date exceed five percent of the amounts paid by Networks3 at such Measurement Date, then Networks3 will pay the costs of such audit.  The applicable party will pay, within fifteen days after the audit report becomes final, (A) interest at ten percent per annum on the amount determined by the Auditor to have been underpaid or overpaid; and (B) audit costs to the extent Networks3 is obligated to pay such costs under the preceding sentence.

(h)
Upon reasonable request from Orckit, Networks3 will provide information with respect to Gross Revenues and activities to generate future Gross Revenues.  All information provided per this Section will be deemed Confidential Information of Networks3.  Networks3 will not be required to disclose per this Section any attorney-client privilege, attorney workproduct or litigation/licensing strategy.

1.3.
Initial Payment.  Subject to the waiver or satisfaction of the conditions in Article 5, at the Closing, Networks3 will wire transfer $8 million to the bank account specified in Section 1.3 of the Orckit Disclosure Letter.

1.4.	Networks3 Shares.

(a)
Subject to the waiver or satisfaction of the conditions in Article 5, at the Closing, Networks3 will issue to Orckit 1 million shares (the “Networks3 Shares”) of common stock, par value $0.0001 per share, of Networks3 (the “Common Stock”).  The Networks3 Shares will constitute, immediately following the Closing, ten percent of the Fully Diluted capitalization of Networks3.

(b)	The Networks3 Shares will be subject to an investors’ rights agreement, dated as of the Closing Date, similar to the document in form of Annex B (the “Investors’ Rights Agreement”).

1.5.
Investment in Orckit.  Subject to the waiver or satisfaction of the conditions in Article 5, at the Closing, Orckit will issue to Networks3 (a) 4,747,409 ordinary shares, no par value of Orckit (the “Orckit Shares”), and (b) a subordinated promissory note substantially in the form of Annex C (the “Promissory Note”).

1.6.	Legends.

(a)	The certificates for the Networks3 Shares, the Orckit Shares and the Promissory Note will bear the following legend:

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.  ANY TRANSFEREE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THIS CERTIFICATE. [THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF.]

(b)
The legend set forth above will be removed and the issuer shall issue (or cause its transfer agent to issue, as the case may be) a certificate without such legend to the holder of such securities upon which it is stamped or, if such securities are DTC eligible, issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company ("DTC"), if, unless otherwise required by state securities laws, (1) in connection with a sale, assignment or other transfer, pursuant to an effective registration statement under the Securities Act, (2) in connection with a sale, assignment or other transfer, such holder provides the issuer with an opinion of counsel, in a form reasonably acceptable to the issuer, to the effect that such sale, assignment or transfer of such securities may be made without registration under the applicable requirements of the Securities Act or (3) such securities can be sold, assigned or transferred pursuant to Rule 144(b)(1), one year after the issuance thereof.  The issuer will be responsible for the fees of its transfer agent and all DTC fees associated with such issuance, if applicable.  The issuer will use commercially reasonable efforts to issue to the holder of such securities within three Trading Days after the occurrence of any of (1) through (3) above a certificate without such legend or shall issue such securities to such holder by electronic delivery at the applicable balance account at DTC.

(c)	The certificates for the Networks3 Shares will also bear the legend required by the Investor Rights Agreement to the extent required therein.

1.7.
The Closing.  The closing (the “Closing”) of the transactions contemplated in this Agreement and in the Ancillary Agreements (the “Transactions”) will take place on a date to be specified by the parties (the “Closing Date”), which will be no later than the second Business Day after satisfaction or waiver of the conditions in Article  (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is agreed to by Orckit and Networks3 or unless this Agreement has been terminated per Article 6.  The Closing will be held at 10:00 (local time) on the day the Closing Date occurs at the offices of Goldfarb Seligman & Co., or another time and location agreed to by Orckit and Networks3.

1.8.
Withholding Taxes.  Payments under this Agreement will be subject to all applicable withholding taxes.  Networks3 may deduct such amounts to the extent required by applicable law and to the extent such amounts are deducted, withheld and paid to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to Orckit.  Upon request by Orckit, Networks3 will provide to Orckit evidence of payment to the relevant tax authority of the withheld amounts.

2.	Orckit’s Representations and Warranties. Orckit represents and warrants to Networks3 that (except as set forth in the Orckit Disclosure Letter):

2.1.
Organization.  Orckit and each other member the Orckit Group has been duly organized and validly exists as a company under the laws of jurisdiction of incorporation.  Orckit and each other member of the Orckit Group has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, and to perform its obligations under this Agreement and the Ancillary Agreements and consummate the Transactions.  Section 2.1 of the Orckit Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the Subsidiaries of Orckit and the status of each Subsidiary.

2.2.
Authorization & Enforceability.  All corporate action on the part of Orckit and each other member of the Orckit Group, and their respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the Ancillary Agreements, the performance of their respective obligations hereunder and thereunder and the consummation of the Transactions has been taken.  This Agreement and each of the Ancillary Agreements to which a member of the Orckit Group is, or will be, a party has been duly and validly executed and delivered by the applicable member of the Orckit Group, and this Agreement and each of the Ancillary Agreements to which a member of the Orckit Group is party, constitutes a valid and legally binding obligation of the applicable member of the Orckit Group, enforceable in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies (together with the exceptions in clause (a), the “Enforceability Exceptions”).

2.3.	Non Contravention.

(a)
The execution and delivery of this Agreement and each Ancillary Agreement to which a member of the Orckit Group is, or will be, a party does not, and the performance of each such member of the Orckit Group’s obligations hereunder and thereunder and the consummation of the Transactions will not, (1) result in the creation of a lien on any properties or assets of any member of the Orckit Group or (2) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation or acceleration of any obligation or loss of any benefit or increase in any cost (including employee compensation) under, or require any consent, approval, action or waiver from any Person under (i) any provision of the organizational documents of any member of Orckit Group or (ii) any contract, instrument, permit, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to or that binds any member of the Orckit Group, any of their respective assets (including any of the Patents) or (iii) Applicable Securities Laws and regulations and the rules and regulations of the Tel Aviv Stock Exchange (“TASE”).

(b)
No consent, approval, order or authorization of, or registration, declaration or filing with, any domestic or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each a “Governmental Entity”) or third party is required by or with respect to any member of Orckit Group in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which any member of the Orckit Group is a party, the performance of a member of the Orckit Group’s obligations hereunder and thereunder or the consummation of the Transactions.

2.4.
Title and Encumbrances.  (a) A member of the Orckit Group owns (as of the date hereof), and Orckit shall own (as of the Closing Date), full and undiminished right, title and interest in and to all of the Patents, and has all rights necessary to make the assignments contemplated herein; (b) the applicable member of the Orckit Group has full power to assign all rights, title and interest in and to all of the Patents; and (c) following the Closing, Networks3 will own all of the Patents free and clear of all Encumbrances except for the Identified Encumbrances (no representation or warranty is made with respect to Encumbrances entered into by Networks3 other than Section 4.1).  The respective inventors listed on the Patents are the sole inventors of the respective Patents.  Except as set forth in Section 2.4 of the Orckit Disclosure Letter, no government funds or university funds were expended in connection with the research that led to the Patents and there are no rights applicable to the Patents in favor of any government body, university, other academic institution or any other non-profit institution or entity.  Section 2.4 of the Orckit Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Patents that have been declared as essential or relevant to any standards-setting organizations, consortia, and similar groups (“SSOs”) and, if applicable, the specific applicable obligations and commitments (“Standards Commitments”).  There are no Standards Commitments pertaining to any Patent that impose any requirements on the Patents or any owner thereof. No member of the Orckit Group nor any prior owner of the Patents, or any of their respective representatives has made any misrepresentation, engaged in any conduct, or omitted to perform any act, vis-à-vis any SSO or any governmental entity that may result in invalidity of, or the impairment of the ability to enforce, any Patent.  There are no royalties, honoraria or any other payments required to be made in connection with the licensing of any of the Patents.

2.5.
No Adverse Claims.  To the Orckit Group’s knowledge, after inquiry, no member of the Orckit Group has received or has reason to believe there will be any: (a) notice or other threat against the validity, infringement or enforceability, including any challenges to the inventorship, ownership, propriety of any patent office or governmental proceedings, licensing practices or other activity related to the Patents; and (b) assertion of a legal basis preventing, limiting or otherwise hindering the use or exercise of the Patents.  No acts (1) of any member of the Orckit Group or any party acting on their behalf or direction or (2) to the knowledge of any member of Orckit Group, any party acting on their behalf or at their direction has or shall invalidate any Patent under applicable law, (including 35 U.S.C. § 102(b)) including through (A) disclosure of the invention or circulation of a printed publication that describes the claimed invention or (B) public use of the claimed invention.  No member of the Orckit Group or any of their representatives has (i) committed any illegal tying, term extension, misuse or other anti-competitive activity with respect to any of the Patents, (ii) made any act or statement that could reasonably be expected to serve as a laches, waiver or inequitable conduct defense to assertion of any of the Patents under 35 C.F.R. 1.56 or other law of similar import or (iii) taken any action or failed to take any action that could be expected to result in the abandonment, cancellation, forfeiture or relinquishment of any of the Patents.  No member of the Orckit Group has ever asserted any Patent against a third party in licensing discussions or otherwise.

2.6.
Other Patent Rights.  To the knowledge of the Orckit Group after inquiry, there are no other Patent Rights currently owned or controlled by any member of the Orckit Group, or to which any member of the Orckit Group had prior rights that (a) are not included in the Patents, or (b) would interfere with the exercise by Networks3 of the ownership and other rights being transferred per this Agreement.

2.7.
Equity Capitalization.  As of 6 March 2013, Orckit’s authorized share capital consists of 170,000,000 ordinary shares, no par value (the “Ordinary Shares”), of which as of the date hereof, 31,055,221 shares are issued and outstanding, 8,366,007 shares are reserved for issuance pursuant to Orckit’s share option and purchase plans and 10,732,919 shares are reserved for issuance pursuant to notes or warrants (other than the aforementioned options) exercisable or exchangeable for, or convertible into, Ordinary Shares.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.  Except as set forth in the Company Reports: (1) none of Orckit’s share capital is subject to preemptive rights or any other similar rights or any encumbrances suffered or permitted by Orckit; (2) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of a member of the Orckit Group, or contracts, commitments, understandings or arrangements by which a member of the Orckit Group is or may become bound to issue additional share capital of a member of the Orckit Group or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of a member of the Orckit Group; (3) other than the Noteholders’ Agreements and debts incurred under agreements entered into in the ordinary course of business, there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of a member of the Orckit Group or by which a member of the Orckit Group is or may become bound; (4) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with a member of the Orckit Group; (5) there are no agreements or arrangements under which any member of the Orckit Group is obligated to register the sale of any of their securities under the Securities Act or under any Applicable Securities Laws; (6) there are no outstanding securities or instruments of a member of the Orckit Group which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which a member of the Orckit Group is or may become bound to redeem a security of a member of the Orckit Group; (7) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Orckit Shares or the Promissory Note; (8) no member of the Orckit Group has any share appreciation rights or “phantom shares” plans or agreements or any similar plan or agreement; and (9) no member of the Orckit Group has liabilities or obligations required to be disclosed in the Company Reports but not so disclosed in the Company Reports, other than those incurred in the ordinary course of such member of the Orckit Group’s respective businesses and which, individually or in the aggregate, do not or would not reasonably be expected to have a Material Adverse Effect.

2.8.
Issuance of Orckit Shares.  Upon issuance per this Agreement, the Orckit Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, with the holders being entitled to all rights accorded to a holder of Ordinary Shares (subject to the limitations on transfer or resale described herein).

2.9.
Litigation.  Section 2.9 of the Orckit Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of any (a) private or governmental action, suit, proceeding, claim or arbitration pending, (b) order of any Governmental Entity, (c) to the knowledge of Orckit and any member of the Orckit Group, governmental investigation pending by or before any Governmental Entity or (d), to the knowledge of Orckit and any member of the Orckit Group, threatened suit, proceeding, claim, interference action, arbitration, government investigation or other adversarial proceeding (collectively, “Litigation”), in each case against, related to or affecting Orckit or any other member of the Orckit Group, their assets (including any of the Patents) or any of their respective officers or directors (in their capacities as such).

2.10.
No Integrated Offering.  No member of the Orckit Group, any of their affiliates nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Orckit Shares or the Promissory Note under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Orckit Shares and Promissory Note to require approval of equity holders of Orckit for purposes of the Securities Act or any applicable equity holder approval provisions, including under the rules and regulations of any exchange or automated quotation system on which any of the securities of Orckit are listed or designated.  No member of the Orckit Group, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the Orckit Shares or the Promissory Note under the Securities Act or cause the offering of the Orckit Shares or the Promissory Note to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

2.11.
Application of Takeover Protections; Rights Agreement.  Orckit and its board of directors or other governing body or entity have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its articles of association, memorandum of association or any other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to Networks3 as a result of the Transactions, including the issuance of the Orckit Shares and the Promissory Note and Networks3’s ownership of the Orckit Shares or the Promissory Note.

2.12.
Company Reports; Financial Statements.  During the two years prior to the date hereof, Orckit filed all reports, schedules or other documents required to be filed by Orckit with the Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the Exchange Act and with the Israeli Securities Authority (the “ISA”) pursuant to the reporting requirements of Applicable Securities Laws, except for failure to make such filings which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  As of their respective filing dates, the Company Reports complied in all material respects with the requirements of the Exchange Act and the Applicable Securities Laws and the rules and regulations of the SEC and the ISA promulgated thereunder applicable to the Company Reports, and none of the Company Reports, at the time they were filed with the SEC or the ISA, as applicable, contained or, if amended or supplemented, as so amended or supplemented, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of Orckit included in the Company Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied during the periods involved (“GAAP”) (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Orckit as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments)).

2.13.
No Undisclosed Events, Liabilities, Developments or Circumstances.  Except as set forth in the Company Reports, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to a member of the Orckit Group or its respective business, properties, operations or financial condition, that would be required to be disclosed by Orckit under Applicable Securities Laws which has not been publicly announced, except for such events, liabilities, developments or circumstances which would not reasonably be expected to have a Material Adverse Effect.

2.14.
Conduct of Business; Regulatory Permits.  No member of the Orckit Group is in violation of any term of or in default under any certificate of designations of any outstanding series of shares of such party, or any of their respective articles of association, memorandum of association or other organizational documents, as applicable, except for any violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, no member of the Orckit Group is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation or other lawful requirements of any governmental or regulatory body applicable to a member of the Orckit Group (including any Applicable Securities Laws), and no member of the Orckit Group will conduct its business in violation of any of the foregoing, except for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, each member of the Orckit Group possesses all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and no member of the Orckit Group has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit except as set forth in a Company Report.

2.15.
No Foreign Corrupt Practices.  Except as would not be reasonably expected to have a Material Adverse Effect,  no member of the Orckit Group, nor any director, officer, agent, employee or other Person acting on behalf of a member of the Orckit Group has, in the course of its actions for, or on behalf of, the Orckit Group (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act or any similar laws applicable to any member of the Orckit Group of any other jurisdiction or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

2.16.
Sarbanes-Oxley Act.  Except as described in a Company Report or as would not reasonably be expected to have a Material Adverse Effect, Orckit is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

2.17.	Regulation D.

(a)
The Orckit Shares and the Promissory Note are being offered and sold to in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D.  No member of the Orckit Group or any Affiliates thereof, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Orckit Shares or the Promissory Note.

(b)	Orckit is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

(c)
Orckit is acquiring the Networks3 Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted from the Securities Act; provided, however, that by making the representations herein, Orckit does not agree to hold any of the Networks3 Shares for any minimum or other specific term and reserves the right to dispose of the Networks3 Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act, subject to any applicable contractual restrictions. Orckit does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute the Networks3 Shares, other than any agreements or understandings that would not be prohibited by applicable law.

2.18.
Transactions With Affiliates.  Except as described in a Company Report, none of the officers, directors or employees of any member of the Orckit Group, or any known holder of more than ten percent of the shares of any member of the Orckit Group, is presently or at any time within the past two years been a party to any transaction with any member of the Orckit Group (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or shareholder or, to the knowledge of any member of the Orckit Group, any corporation, partnership, trust or other entity in which any such officer, director, employee or shareholder has a substantial interest or is an officer, director, trustee or partner.

2.19.	Employee Relations. Except as described in a Company Report:

(a)
No member of the Orckit Group is a party to any collective bargaining agreement or employs any member of a union.  Each member of the Orckit Group believes that their relations with their employees are good.

(b)
Each member of the Orckit Group is in compliance with all Israeli laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

2.20.
Subsidiary Rights.  A member of the Orckit Group has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by such member of the Orckit Group.

2.21.
Investment Company Status.  Orckit is not, and upon consummation of the sale of the Orckit Shares and the Promissory Note, and for so long Networks3 holds any Orckit Shares or the Promissory Note, will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940.  No member of the Orckit Group is a bank holding company under US or Israeli law.

2.22.
Tax Status.  Except as described in a Company Report, each member of the Orckit Group (a) has duly made or filed all foreign, United States and Israeli federal, state and provincial income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, and all such returns, reports and allocations are true and correct in all material respects, (b) has duly paid all taxes and other governmental assessments and charges that are required to be paid, except those being contested in good faith and (c) has set aside on its books provision adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in each case described in clauses (a) through (c), for any failure which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as described in a Company Report, there are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction. There are no liens or deemed trusts on the assets of any member of the Orckit Group, other than liens for taxes not yet due and payable or that are being contested in good faith.  Orckit is not, has never been, and so long as any Orckit Shares or Promissory Notes remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, and Orckit shall so certify upon Networks3’s request.

2.23.
Internal Accounting and Disclosure Controls.  Except as described in a Company Report, each member of the Orckit Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (c) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  Except as described in a Company Report, Orckit maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are effective in ensuring that information required to be disclosed by Orckit in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including controls and procedures designed to ensure that information required to be disclosed by Orckit in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  Except as described in a Company Report, during the twelve months prior to the date hereof no member of the Orckit Group has received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of any member of the Orckit Group.

2.24.
Manipulation of Price.  Orckit has not, and to its knowledge no one acting on its behalf has, (a) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of Orckit to facilitate the sale or resale of any of the Orckit Shares or the Promissory Note, (b) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any Orckit Shares or the Promissory Note or (c) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of Orckit.

2.25.
Acknowledgement Regarding Buyer's Trading Activity.  Orckit acknowledges and agrees that Networks3 has not been asked to agree, nor has Networks3 agreed, to hold the Orckit Shares or the Promissory Notes for any specified term.

2.26.	Shell Company Status. Orckit has never, prior to the date hereof, been an issuer subject to Rule 144(i) under the Securities Act.

2.27.
No Brokers.  Neither Orckit nor any member of Orckit Group has agreed nor become obligated to pay to any Person any commission, finder’s fee or similar payment in connection with, or that would otherwise arise from, the Transactions.

2.28.
Upcoming Filings.  Section 2.28 of the Orckit Disclosure Letter sets forth a complete and correct list as of the date hereof of registration, maintenance, renewal and application fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Patent due within sixty days of the date of this Agreement.  All registration, maintenance, renewal and application fees due on or prior to the date hereof with respect to the Patents have been paid in full.

2.29.
Limited Warranty.  EXCEPT AS PROVIDED IN THIS ARTICLE 2, THERE ARE NO OTHER WARRANTIES, EXPRESSED OR IMPLIED, WITH RESPECT TO ANY TECHNOLOGY, PATENTS OR PATENT RIGHTS, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, PATENTABILITY, NON-INFRINGEMENT AND/OR CONTENT.

3.	Networks3 Representations and Warranties. Networks3 represents and warrants to Orckit that (except as set forth in the Networks3 Disclosure Letter):

3.1.
Organization. Networks3 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Networks3 has all necessary power and authority (corporate and other) to execute and deliver this Agreement and, as of the Closing, the Ancillary Agreements and to perform its obligations under this Agreement and the Ancillary Agreements and consummate the Transactions.

3.2.
Authorization & Enforceability.  All corporate action on the part of Networks3, its officers, directors, and stockholders necessary for the authorization, execution and delivery of this Agreement and the Ancillary Agreements, the performance of its obligations hereunder and thereunder and the consummation of the Transactions has been taken.  This Agreement and each of the Ancillary Agreements to which Networks3 is a party has been, duly and validly executed and delivered by Networks3 and this Agreement and each of the Ancillary Agreements to which Networks3 is a party constitutes a valid and legally binding obligation of Networks3 enforceable in accordance with its terms, except as limited by the Enforceability Exceptions.

3.3.	Non Contravention.

(a)
The execution and delivery of this Agreement and Ancillary Agreements to which Networks3 is a party does not, and the performance of Networks3’s obligations hereunder and thereunder and the consummation of the Transactions will not, (1), except as expressly set forth herein or therein, result in the creation of an Encumbrance on any properties or assets of Networks3 or the Patents or (2) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation or acceleration of any obligation or loss of any benefit or increase cost (including employee compensation) under, or require any consent, approval or waiver from any Person under (i) any provision of the organizational documents of Networks3 or (ii) any contract, instrument, permit, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to or that binds Networks3 or any of its properties or assets, including the Patents.

(b)
No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or third party is required by or with respect to Networks3 in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

3.4.
Reliance on Exemptions.  Networks3 understands that the Orckit Shares and the Promissory Note are being offered and sold to it in reliance on specific exemptions from the prospectus and registration requirements of United States federal securities laws and applicable Israeli securities laws, and that Orckit is relying, inter alia, upon the truth and accuracy of, Networks3 compliance with, the representations, warranties, agreements, acknowledgments and understandings of Networks3 set forth herein and in the other Ancillary Agreements in order to determine the availability of such exemptions and the eligibility of Networks3 to acquire the Orckit Shares and the Promissory Note.  As used herein, “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

3.5.	Accredited Investor Status. Networks3 is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D.

3.6.
Transfer or Resale.  Networks3 is acquiring the Orckit Shares and the Promissory Note for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted from the Securities Act; provided, however, that by making the representations herein, Networks3 does not agree to hold any of the Orckit Shares and the Promissory Note for any minimum or other specific term and reserves the right to dispose of the Orckit Shares and the Promissory Note at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act, subject to any applicable contractual restrictions. Networks3 is acquiring the Orckit Shares and the Promissory Note hereunder in the ordinary course of its business.  Networks3 does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute the Orckit Shares and the Promissory Note, other than any agreements or understandings that would not be prohibited by applicable law.

3.7.
Equity Capitalization.  As of the date of this Agreement, Networks3’s authorized share capital consists of 100 shares of Common Stock, of which as of the date of this Agreement, no shares are issued and outstanding.  Networks3 has reserved no shares for issuance pursuant to any equity incentive or purchase plans nor for issuance pursuant to notes or warrants exercisable or exchangeable for, or convertible into, shares of Common Stock.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.  (a) None of Networks3’s share capital is subject to preemptive rights or any other similar rights or any encumbrances suffered or permitted by Networks3; (b) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of Networks3 or contracts, commitments, understandings or arrangements by which Networks3 is or may become bound to issue additional share capital of Networks3 or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of Networks3; (c) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of Networks3 or by which Networks3 is or may become bound; (d) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with Networks3; (e) there are no agreements or arrangements under which Networks3 is obligated to register the sale of any of its securities under the Securities Act or under any Applicable Securities Laws; (f) there are no outstanding securities or instruments of Networks3 which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which Networks3 is or may become bound to redeem a security of Networks3; (g) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Networks3 Shares; (h) Networks3 has no share appreciation rights or “phantom shares” plans or agreements or any similar plan or agreement; and (i) Networks3 has no liabilities or obligations, other than those incurred in connection with Transactions.  True, correct and complete copies of the certificate of incorporation and bylaws of Networks3 and a list of all of its equity holders and their respective holdings on a Fully Diluted basis as of the date of this Agreement are in Section 3.7 of the Networks3 Disclosure Letter.

3.8.
Issuance of Securities.  Upon issuance in accordance with this Agreement, the Networks3 Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, with the holders being entitled to all rights accorded to a holder of Common Stock (subject to the limitations on transfer or resale described herein and in the Investor Rights Agreement), and all statements made in each Ancillary Agreement describing the Networks3 Shares will be accurate in all material respects.  The issuance of the Networks3 Shares will not trigger any anti-dilution rights.  Since its incorporation, Networks3 has not declared or paid any dividends or distributions or redeemed any of its equity securities.

3.9.
Financial Condition. Networks3 is a newly formed corporation, and therefore has not prepared any balance sheet, income statement, statement of operations, statement of cash flows and statement of changes in equity or other any other financial statement.  Except in connection with the Transactions and as described in Section 3.17, Networks3 has no liabilities, debts or obligations (including tax liabilities), contingent (or based upon any contingency), fixed or otherwise, whether or not known to Networks3, or whether due or to become due, of, relating to or affecting Networks3 or its business, properties, assets, financial conditions or results of operations.  Networks3 has not obtained any grant or loan or other support or benefits (including tax benefits) from any third party.  As of the date of this Agreement, Networks3 has no Subsidiaries.

3.10.
Absence of Litigation.  There is no action, suit, proceeding, inquiry or investigation before any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of Networks3, threatened against or affecting Networks3, its equity securities or any of the Networks3 officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.

3.11.
No Undisclosed Events, Liabilities, Developments or Circumstances.  Since its inception, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to Networks3 or its business, properties, operations or financial condition, has occurred.

3.12.
No Integrated Offering.  None of Networks3, any of its affiliates and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Networks3 shares under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Networks3 Shares to require approval of equity holders of Networks3 for purposes of the Securities Act or any applicable equity holder approval provisions, including under the rules and regulations of any exchange or automated quotation system.  None of Networks3, its affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the Networks3 Shares under the Securities Act or cause the offering of the Networks3 Shares to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.

3.13.
Application of Takeover Protections; Rights Agreement.  Networks3 and its board of directors or other governing body or entity have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its certificate of incorporation, bylaws or any other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to Orckit as a result of the Transactions, including the issuance of the Networks3 Shares.

3.14.	Regulation D. The Networks3 Shares are being offered and sold to Orckit in reliance upon the exemption from securities registration afforded by Regulation D under the Securities Act.

3.15.
Investment Experience.  Networks3 has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transactions contemplated hereunder and has evaluated the risk of committing to purchase and purchasing the Orckit Shares and the Promissory Note and investing in Orckit.

3.16.
Receipt of Information; Investigation. Networks3 had the opportunity to pose to Orckit and its Subsidiaries questions it may have had in connection with purchase of the Orckit Shares and the Promissory Notes. Networks3 acknowledges that it has been furnished by Orckit with the information and documents regarding the Orckit Group and its businesses, assets and financial condition that Networks3 has requested and been afforded with the opportunity to discuss with Orckit's and its Subsidiaries' directors, officers, employees and other representatives their respective businesses, assets and financial condition.  Networks3 acknowledges that is has conducted a thorough investigation into the applicable laws with respect to the risks posed by Orckit's financial and business condition to Networks3's investment in Orckit if Orckit enters liquidation proceedings or the like.  Networks3 is aware of the risks facing Orckit's business, the financial condition of Orckit and its outstanding obligations under the Noteholders’ Agreements, that Orckit does not currently have sufficient funds to make the payments due during 2014 to the noteholders under the Noteholders’ Agreements, as more fully detailed in the Company Reports, and the risks to Networks3’s investment in Orckit.  Nothing in this Section 3.16 shall affect or reduce Networks3’s ability to rely upon (and bring actions with respect to breach of) any of the representations and warranties in this Agreement or any Ancillary Agreement.

3.17.
Financing.  Section 3.17 of the Networks3 Disclosure Letter contains an institutional investor commitments to invest in Networks3 such that Networks3 will have adequate financial resources to perform its obligations under Section 1.3.

3.18.
Transactions With Affiliates.  None of the officers, directors or employees of Networks3, or any known holder of more than ten percent of the shares of Networks3, is presently or at any time within the past two years been a party to any transaction with Networks3 (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or stockholder or, to the knowledge of Networks3, any corporation, partnership, trust or other entity in which any such officer, director, employee or stockholder has a substantial interest or is an officer, director, trustee or partner.

3.19.	No Brokers. Networks3 has not agreed nor become obligated to pay to any Person any commission, finder’s fee or similar payment in connection with or that would otherwise arise from the Transactions.

4.	Covenants

4.1.	License Back.

(a)
Subject to the occurrence of the Closing and the other provisions of this Section 4.1, as of the Closing Date, Networks3 hereby grants a worldwide irrevocable life-of-patent royalty-free non-exclusive, sublicenseable, non-transferable (except in connection with a Change of Control) right and license, only under the Patents assigned hereunder, to Orckit and its Subsidiaries to make, have made, use, offer for sale, sell and import Orckit Products.  Where permitted by applicable law, this license back shall be registered by Networks3 with the relevant governmental filing office.

(b)
Except for bona fide arms-length making, having made, using, offering for sale, selling and importing Orckit Products, Orckit will (and will cause its Affiliates to) not engage or acquiesce in any activity, licensing, arrangement or contract that may, directly or indirectly, have the effect of providing an Authorization under any of the Patents to any third party in derogation or reduction of the market available to Networks3 for licensing the Patents and enjoying the Patents transferred hereunder.

(c)
Nothing in this Section 4.1 will be deemed or construed to Authorize any product, method or subject matter other than the Orckit Product as sold by a member of the Orckit Group or their bona fide distribution channels under the license in Section 4.1(a), even if such other product, method or subject matter is combined with such Orckit Product (other than combinations made solely of Orckit Products).  Downstream products containing items other than an Orckit Product licensed hereunder may be subject to, among other things, claims for patent infringement or other judicial, arbitral or administrative claims by Networks3 to the extent they are unlicensed products (i.e., except for that portion of such downstream product that is an Orckit Product as sold by a member of the Orckit Group or their bona fide distribution channels) or combinations (other than combinations made solely of Orckit Products).

(d)
The license granted herein applies solely to those Orckit Products expressly licensed hereunder.  Except to the extent expressly granted herein, nothing in this Agreement will be deemed or construed to Authorize a member of the Orckit Group or any third party under any patent or any other intellectual property right now or hereafter owned or controlled by Networks3 and its Affiliates with respect to any activities taken by a member of the Orckit Group and/or any third party.

(e)
This Section 4.1 will not be deemed or construed as an Authorization (1) as to any product that is not an Orckit Product even if a claim of a Patent may apply to such product or (2) under any claim of any patent that is outside the definition of Patent (including any claim of any patent of any Affiliate of Networks3).

(f)
Subject to applicable law, Networks3 may exercise its right, in its sole discretion, to abandon, transfer or allow any Patent to lapse.  If such actions are undertaken in connection with patent prosecution or opposition, review, reexamination or similar events, no notice shall be required to Orckit.  In connection with other abandonments or lapses, Networks3 will give Orckit ninety days advance notice of its intent to undertake such activities and if requested by Orckit, Networks3 will transfer and assign (for no consideration) to Orckit all of its right, title and interest in and to the Patents that were the subject of such notice.  Nothing in this Agreement will be deemed or construed as (1) a representation or warranty by Networks3 as to the validity, enforceability and/or scope of any Patent, (2) imposing any obligation on Networks3 or its Affiliates to file any application or registration with respect to any intellectual property rights or to secure or maintain in force any Patent, (3) imposing upon Networks3 or its Affiliates any legal obligation to institute any suit or action for infringement of any Patent or to defend any suit, action or administrative proceeding which challenges or concerns the validity, enforceability or scope of any Patent, (4) a representation or warranty that manufacture (including having manufactured), importation, offer for sale or sale of any product licensed hereunder will be free from infringement, misappropriation or other violation of any patent or other intellectual property right of Networks3 or its Affiliates (other than the Patents licensed hereunder) or of any third party, (5) licensing any intellectual property of any current or future Affiliate of Networks3, (6) licensing any trade secret, copyright or other non-Patent intellectual property or (7) imposing any obligation to furnish any technical information or know how.

(g)
Networks3 grants, solely under the Patents, to the applicable member of the Orckit Group the right to sublicense the Patents solely to the extent that such Orckit Group member is legally obligated under an Identified Encumbrance Agreement to grant a license under the Patents to the counterparty of such Identified Encumbrance Agreement of the scope required in such Identified Encumbrance Agreement and in renewals or replacements thereof that do not expand the field of use, scope, products or other rights of such counterparty beyond those in the applicable Identified Encumbrance Agreement.

(h)
Networks3 grants, solely under the Patents, to the applicable member of the Orckit Group, the right to sublicense to (a) Telrad Networks Ltd., an Israeli company (“Telrad”), and its bona fide OEM customers a license to make, use, import, offer for sale and sell PWE Solutions (as defined in the Strategic Cooperation Agreement, made 24 December 2009, effective as of 15 February 2009 (the “Telrad Agreement”), and (b) Woorinet, a corporation organized under the laws of the Republic of Korea, and its bona fide OEM customers a license to make, use, import, offer for sale and sell the products to be made under the memorandum of agreement made 24 October 2012 (without change or supplement to the form included in the Orckit Disclosure Letter, the “Woorinet MOU”).  However, for purposes of the sublicense right to Telrad, the term PWE Solutions is limited to PWE Solutions as defined under such agreement as amended to the date of this Agreement and to the engineering work completed to the date of this Agreement.

4.2.	Closing the Transactions.

(a)
Each of the parties will (and will cause its Subsidiaries and Affiliates to) use commercially reasonable efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper, or advisable to satisfy the conditions in Article 5 and consummate the Transactions as promptly as practicable, including (1) preparing and filing as promptly as practicable all documentation to obtain all necessary permits and other documents and to obtain as promptly as practicable all consents necessary or advisable to be obtained from any third party or Governmental Entity in order to consummate the Transactions, (2) taking all reasonable steps to obtain such consents and (3) not taking any action which would have the effect of preventing or delaying the consummation of the Transactions.

(b)
To the maximum extent permitted by law, Orckit will promptly take any and all steps necessary to avoid or eliminate each and every impediment under the R&D Law asserted by any Governmental Entity or any other Person with respect to the ownership, transfer, licensing or enforcement of rights under the Patents under the R&D Law, including satisfying the condition in Section 5.3(c).  Orckit will cooperate with any reasonable request of Networks3 in connection with the foregoing.  If the parties are unable to agree on any matter in connection with the foregoing, Networks3 will be entitled to lead any negotiations with respect to the OCS Approval and any consent decree or consent order with any Governmental Entity in order to permit the transactions contemplated by this Agreement to be consummated prior to the Termination Date, provided that representatives of Orckit shall be entitled to participate in any telephone calls and meetings and to review and approve any submissions to any Governmental Entity.  If at any time prior to termination of this Agreement, a Governmental Entity suggests or proffers a settlement of the investigation to permit the Transactions to close, Orckit will promptly (and in any event within four Business Days) communicate the terms of the offer to Networks3.  Nothing in this Section will require Orckit to (1) take any unreasonable actions or (2) make any financial commitment (other than filing fees and the cost of its advisors) in connection with obtaining OCS Approval.

(c)
Until the Termination Date, without the prior written consent of the other party hereto, neither Orckit nor Networks3 will, and each of Orckit and Networks3 will cause its officers, directors, employees, financial advisors, brokers, representatives, agents, Subsidiaries or Affiliates not to, directly or indirectly:  (1) solicit, knowingly facilitate or knowingly encourage any inquiry, proposal or offer from any Person in respect of an Alternative Transaction; (2) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person in respect of an Alternative Transaction; or (3) accept any proposal or offer from any Person in respect of an Alternative Transaction.  Each of Orckit and Networks3 will immediately cease and cause to be terminated any existing direct or indirect discussions or inquiries with any Person in respect of any Alternative Transaction, and Orckit will request the return of any Orckit confidential information given or produced in connection with any effort to sell the Patents.  Each of Orckit and Networks3 will promptly (and in no event later than fifty eight hours after receipt thereof) notify the other party hereto orally and in writing of any proposal or offer concerning an Alternative Transaction, or any request for information from a Person in respect of an Alternative Transaction (including the identity of the Person making or submitting such proposal, offer or request, and the material terms thereof (including a copy of any written proposal, offer or request)) that is received by Orckit or Networks3 or any Affiliate or representative thereof.  Each of Orckit and Networks3 will keep the other party hereto informed on a reasonably current basis (and, in any event, within fifty eight hours) of the status and details of any material modifications to any such proposal, offer or request.

4.3.
Use of Proceeds.  Orckit will use no more than $5 million of the amount received per Section 1.3 in respect of repayment of or open market purchases of its Indebtedness.  Networks3 intends that the balance of the proceeds be used in Orckit's business plan, which is intended to increase the value of the Orckit Shares.

4.4.
Noteholder Approval.  Orckit will use reasonable best efforts to satisfy the condition in Section 5.1(d) as soon as practicable.  Orckit will keep Networks3 updated (not less frequently than weekly) with respect to its efforts under this Section, feedback from noteholders and its expectations with respect to the cost and timing of noteholder actions.

4.5.	No Dilutive Share Issuances.

(a)
Except for equity incentives issued to employees, consultants and contractors in the ordinary course of business and except for exercise or conversion of securities outstanding as of the date hereof, from the date hereof until 31 December 2013, Orckit will not commit to issue or issue any option, warrant, convertible, exchangeable or other derivative security or right or equity securities at a per share price (or exercise price as applicable) below $0.52 per share.  The per share price in the preceding sentence will be adjusted for stock splits, recapitalizations, stock dividends and similar capitalization changes.

(b)
Except for equity incentives issued to employees, consultants and contractors in the ordinary course of business, from the date hereof until 31 December 2013, Networks3 will not commit to issue or issue any option, warrant, convertible, exchangeable or other derivative security or right or equity securities at a per share price (or exercise price as applicable) below $0.80 per share.  The per share price in the preceding sentence will be adjusted for stock splits, recapitalizations, stock dividends and similar capitalization changes.  All of the equity incentive compensation issued to the initial management team of Networks3 will be in form of Common Stock or derivatives thereof and not preferred stock.

4.6.
Internal Patent Assignment.  Orckit will (and will cause each other member of the Orckit Group) to assign all of the Patents not currently owned by Orckit to Orckit before the Closing.  Such assignments will be made for fair value and otherwise per applicable law.

4.7.
Patent Filings.  After the Closing, at the sole cost and expense of Networks3, Orckit will (or will cause the applicable member of the Orckit Group to): (a) cooperate with Networks3 in the filing and prosecution of any and all patent registrations or applications; (b) execute, verify, acknowledge and deliver all such further papers, including applications and instruments of transfer; (c) perform such other acts as Networks3 lawfully may reasonably request, to facilitate Networks3’s right to obtain, protect, maintain, defend or enforce any of the rights to be assigned hereunder; and (d) assist Networks3 in substituting itself for the Orckit Group in all pending proceedings related to the Patents. Networks3 will reimburse Orckit for all of the costs and out-of-pocket expenses (including wages, travel, food and lodging disbursements, legal fees, consultants fees and the like) which Orckit and the members of the Orckit Group incurred in connection with their obligations under this Section 4.7 within thirty days of receipt by Networks3 of an itemized invoice therefor.  Such invoice will include the details of all such costs and expenses to which invoice shall be attached copies of receipts for payments to third parties as well as the time sheets in respect of the hours spent by employees in connection therewith.  Orckit will remove and pay for the cost of removal of any Encumbrance (other than the Identified Encumbrances and Section 4.1) on any Patent.

(a)
The Orckit Group’s obligations under this Section 4.7 include prompt production of pertinent facts and documents, giving of testimony, executing of assignments, petitions, oaths, specifications, declarations or other papers, and other assistance and instructions all to the extent deemed reasonably necessary or desirable by Networks3 for: (1) obtaining, perfecting and maintaining in Networks3 or successors the right, title and interest herein conveyed; (2) complying with any duty of disclosure; (3) prosecuting any of said applications; (4) filing and prosecuting substitute, divisional, continuing or additional applications related to said Patents; (5) filing and prosecuting applications for reissue of any of said Patents; (6) interference or other priority proceedings involving said Patents; (7) legal proceedings involving the Patents, any applications therefor and any patents granted thereon, including opposition proceedings, cancellation proceedings, priority contests, public use proceedings, reexamination proceedings, inter partes review proceedings, post grant review proceedings, compulsory licensing proceedings, infringement actions and court actions (Orckit is not required to join an action as a party plaintiff); and (8) obtaining from the Orckit Group’s counsel, transfer to Networks3 of all relevant documents and materials related to the Patents.

(b)
Orckit will direct (and will cause its Affiliates to direct) its employees (including all employed inventors for any of the Patents) to provide such cooperation and assistance in connection with licensing of or adversarial proceedings related to the Patents to the extent deemed reasonably necessary or desirable by Networks3 and to use commercially reasonable efforts to assist Networks3 in obtaining similar cooperation and assistance from any other inventors of any of the Patents (whether employed or not).

4.8.
Files and Prosecution Counsel.  Without limiting the obligations under Section 4.7 and except as set forth in Section 4.8 of the Orckit Disclosure Letter, Orckit will (and will cause the other members of the Orckit Group to): (a) within ninety days following the Closing Date, deliver to Networks3 the Patent Documents for each of the Patents and copies of each of the Identified Encumbrance Agreements; and (b) within ninety days following the Closing Date, send letters to each outside counsel and foreign associate firm responsible for the preparation and prosecution of any purchased Patent informing such firm that Orckit (has been assigned each other member of the Orckit Group’s and) has assigned all of its right, title and interest in and to any files maintained by such firm for the purpose of the preparation and prosecution of the Patents to Networks3 and directing such firm to (1) immediately take direction from Networks3 regarding sending all copies of such files to Networks3 and (2) invoice Orckit for all costs and expenses incurred on or before the Closing Date.  Orckit will be responsible for all invoices, expenses, and fees to outside prosecution counsel or agents relating to the Patents that were incurred prior to or on the Closing Date.  If reasonably necessary, Orckit agrees to (and to cause the other members of the Orckit Group to) thereafter assist Networks3 in procuring all such files from all such outside counsel and foreign associate firms. Networks3 will reimburse Orckit within thirty days following invoice by Orckit for the Orckit Costs incurred after the Closing

4.9.	Prosecution, Maintenance, Licensing and Litigation Pending Closing.

(a)
Until the Closing Date, Orckit will (and will cause the other members of the Orckit Group to) continue to prosecute (but not assert) and maintain the Patents at Orckit’s sole expense consistent with the Orckit Group’s prosecution practice prior to the date hereof; provided that no member of the Orckit Group will abandon, or permit abandonment or lapse of, or otherwise fail to maintain or take any other required action with respect to, any of the Patents (including applications included in the Patents).  Orckit shall pay (and Networks3 will reimburse) all maintenance fees, annuities, and the like that become due within thirty days after the Closing Date with respect to the Patents.  Networks3 will reimburse Orckit within thirty days following invoice by Orckit for the Orckit Costs.

(b)
Until the Closing Date, Orckit will not (and will cause the other members of the Orckit Group to not):  (1) sell, convey, transfer, or assign any right, title, or interest in any Patent to any third party; (2) grant, offer to grant, offer to convey or otherwise convey or create, expand, extend, or renew, any license, covenant, immunity, defense, option, release, waiver, authorization, or other right or restriction relating to any of the Patents, or otherwise create, expand, extend, or renew, or permit the creation, expansion, extension, or renewal of, any other Encumbrance on any Patent; (3) initiate any Litigation under, or otherwise assert, the Patents against any Person; (4) assert the infringement of any Patent; or (5) settle or otherwise compromise any pending Litigation relating to the Patents.

4.10.
No Patent Challenge.  Orckit will not (and will cause its Affiliates to not) initiate, participate or assist, formally or informally, directly or indirectly, in any challenge, litigation, reissue, review, reexamination, cancellation or other opposition in any country, jurisdiction or supranational body (“Adverse Proceeding”) to the extent such Adverse Proceeding challenges the scope, enforceability, validity, ownership, or other right pertaining to the Patents.  Nothing in this Section will prevent Orckit or any of its Affiliates from complying with obligations to the extent compelled by valid legal process.

4.11.
Legal Matters.  Except in the case of an action between the parties against one another related to enforcement of this Agreement against one another, Orckit (and will cause each other member of the Orckit Group to) irrevocably and unconditionally waives any objection it may have, consents to and covenants to use commercially reasonable efforts to assist in the Networks3’s retention of the law firms and patent agents retained by the members of the Orckit Group and the inventors of the Patents for the purposes of prosecution and adversarial proceedings.  Each party will ensure that any attorney-client or other privilege inuring to the benefit of the other party is maintained to the maximum extent reasonable under the circumstances.

4.12.
Patent Documentation.  Orckit will provide to Networks3: (a) within ten days following the Closing Date, a schedule of all patent prosecution deadlines due within six months following the Closing Date; (b) the opportunity to direct and control any responses to office actions or other prosecution activities with respect to the Patents that occur after the date hereof and prior to the Termination Date; (c) promptly (in any event within three Business Days) following the date of this Agreement, notice of (and copies of any pleadings or other documents) any initiation of or developments in adversarial proceeding or administrative action related to any of the Patents; and (d), subject to Orckit’s rights to retain one copy (as Networks3 Confidential Information), not later than ninety days following the Closing Date, all patent prosecution files, claim charts and any other related documentation related to or affecting the Patents.

4.13.
Waiver of Corporate Opportunities.  Neither Orckit, Networks3 nor their respective Affiliates will have any duty to refrain from (a) engaging in the same or similar activities or lines of business as a member of the Orckit Group or as Networks3, (b) doing business with any potential or actual supplier or customer of the Orckit Group or Networks3 or (c) engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual suppliers or customers of the Orckit Group or Networks3.  Each of Orckit and Networks3 is aware that from time to time business opportunities may arise which either of them (or their respective Affiliates) may be financially able to undertake, and which are, from their nature, in the line of more than one or the other of their respective businesses and are of practical advantage to more than one of them (or their respective Affiliates).  If either Orckit or Networks3 (or their respective Affiliates) acquires knowledge of an opportunity that meets the foregoing standard, none of Networks3, Orckit nor their respective Affiliates will have any duty to communicate or offer such opportunity to any of the others and may pursue or acquire such opportunity for itself, or direct such opportunity to any other Person.

4.14.	Listing. Orckit will endeavor to promptly secure the approval for listing of the Orckit Shares. Orckit will use commercially reasonable efforts to maintain the TASE listing of the Ordinary Shares.

4.15.	Financial and Other Information.

(a)
Orckit will send the following to Networks3 from the Closing Date through the date that Networks3 no longer holds the Promissory Note or more than five percent of the then outstanding Ordinary Shares: (1) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR or with the ISA and are available to the public through the Maya system, within one trading day after the filing thereof with the SEC or the ISA, as applicable, a copy of its Annual Report on Form 20-F, any Current Report on Form 6-K (or any analogous reports under the Exchange Act) and any registration statements (other than on Form S-8) and any annual reports, annual information forms (at such time as Orckit is not exempt from the requirement to prepare and file same), annual and interim financial statements including management discussion and analysis, material change reports and any offering documents or amendments filed pursuant to Applicable Securities Laws, and (2) on the same day as the release thereof, facsimile or electronically mailed copies of all press releases issued by any member of the Orckit Group.

(b)
Orckit will take reasonable efforts to ensure that Networks3 is not in possession of material non-public information about Orckit as of the Closing.  At Networks3's request as of the Closing, Orckit will either confirm that Networks3 is not in possession of material non-public information or make any material non-public information in the possession of Networks3 public within five trading days following such request from Networks3.

4.16.
No Solicitation.  Neither Networks3 nor any Affiliate of Networks3 will solicit, endeavor to entice away, employ or offer to employ any person who is currently or in the future employed by a member of the Orckit Group during the period of employment and for six months thereafter, whether or not that person would commit any breach of his or her contract of service in leaving the employment of such member of the Orckit Group.

4.17.	Confidentiality. Neither party will disclose any Confidential Information of the other party to third parties except as expressly permitted herein.

(a)
The obligations under this Section 4.17 will not apply to any information that: (1) was publicly known prior to the time of disclosure by the disclosing party, (2) becomes publicly known after disclosure by the disclosing party to the receiving party through no act or omission of the receiving party, (3) was already in the possession of the receiving party without confidentiality obligations at the time of disclosure under this Section 4.17 by the disclosing party, (4) is obtained by the receiving party without confidentiality obligations from a third party, (5) is permitted to be disclosed hereunder or (6) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information.

(b)
Each party will take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the other party.  Without limiting the foregoing, each party, as a receiving party, will take at least those measures that it takes to protect its own confidential information of a similar nature and will require that the employees, directors, contractors, legal advisors, accountants and financial advisors of the receiving party (and the receiving party’s Affiliates) who have access to confidential information of the other party have been bound to a non-use and non-disclosure obligation at least as protective of the other party’s Confidential Information as the provisions of this Section 4.17, before any disclosure of the other party’s Confidential Information to such directors, officers, employees, contractors, legal advisors, accountants and financial advisors.  The receiving party will be responsible for compliance by such directors, officers, employees, contractors, legal advisors, accountants and financial advisors with this Section 4.17.

(c)
Each party may disclose Confidential Information of the other party, the terms and conditions of this Agreement and participation payments hereunder (1) as required by discovery requests in pending litigation, (2) to any court or governmental body or governmental agency compelling such disclosure or as may otherwise be required by law, order, rule or regulation or in connection with an investigation by a governmental agency, (3) in filings under any antitrust law, applicable securities laws or regulations or per the rules of any securities exchange or similar organization, (4) to their and their Affiliates’ respective employees, directors, contractors, legal advisors, accountants, auditors and financial advisors, subject to reasonable non-use and non-disclosure requirements and (5) to potential and actual acquirers, investors, underwriters and lenders, subject to reasonable non-use and non-disclosure requirements.

(d)
If either party is legally compelled or is otherwise required to disclose the terms and conditions of this Agreement as contemplated in clauses (1), (2) or (3) of Section 4.17(c), such party will provide the other party with prompt written notice of such requirement prior to such disclosure (only to the extent prior notice is allowed under applicable laws, rules or regulations) so that the other party may seek a protective order or other appropriate relief.  Subject to the foregoing sentence and the disclosing party’s compliance with its obligations thereunder, such party may furnish the portion of the documents and information that it is legally compelled or it is otherwise legally required to disclose in connection therewith.

4.18.
Standstill.  Networks3 agrees that from the Closing Date until the fifth anniversary of the Closing Date, neither it nor any of its Affiliates will, directly or indirectly, without the prior written consent of Orckit, (a) acquire any securities or direct or indirect rights to acquire any securities of Orckit or form, join or in any way participate in a “group” with respect to any securities of Orckit or otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Orckit or (b) make any public announcement with respect to any transaction or proposed or contemplated transaction between any shareholders of Orckit and Networks3 or any of its Affiliates, including any tender or exchange offer, merger or other business combination.

5.	Conditions

5.1.
Mutual Conditions.  The obligations of each party to effect the Closing are subject to the satisfaction or waiver (subject to applicable law), at or before the Closing Date, of each of the following conditions:

(a)
No statute, rule, regulation, executive order, decree or order of any kind shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect, having the effect of making the consummation of any of the Transactions illegal or otherwise prohibiting consummation thereof.

(b)	All consents of any Governmental Entity to consummate the Transactions shall have been obtained, including OCS.

(c)
Any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted.

(d)	Orckit shall have retired the Notes and delivered documentation thereof to Networks3.

(e)	The Orckit Shares shall have been approved for listing on the TASE.

5.2.	Orckit’s Conditions. Orckit’s obligation to effect the Closing is also subject to the satisfaction or waiver, at or before the Closing Date, of each of the following conditions:

(a)
Network3’s representations and warranties (1) in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.8, 3.12, 3.13, 3.14, 3.15, 3.16 and 3.17 shall be true and correct in all material respects with the same force and effect as though made on and as of the Closing Date and in (2) Sections 3.7, 3.9, 3.10, 3.11, 3.18 and 3.19 shall have been true and correct when made.

(b)	Networks3 shall have performed or complied in all material respects with all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)	Networks3 shall have made all closing deliveries required to be made by it listed in Section 5.2 of the Orckit Disclosure Letter.

5.3.	Networks3’s Conditions. Networks3’s obligation to effect the Closing is also subject to the satisfaction or waiver, at or before the Closing Date, of each of the following conditions:

(a)
Orckit’s representations and warranties (1) in Sections 2.1, 2.2 ,2.3, 2.4, 2.5, 2.6, 2.8, 2.10, 2.11, 2.17, 2.24 and 2.25 shall be true and correct in all material respects with the same force and effect as though made on and as of the Closing Date and in (2) Sections 2.7, 2.9, 2.12, 2.13, 2.14, 2.15, 2.16, 2.18, 2.19, 2.20, 2.21, 2.22, 2.23, 2.26, 2.27 and 2.28 shall have been true and correct when made.

(b)	Orckit shall have performed or complied in all material respects with all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c)
The terms of and conditions in the OCS Approval shall be satisfactory in the sole discretion (which for purposes of this condition shall not, to the extent permitted by law, be subject to the implied covenant of good faith and fair dealing) of Networks3.  Networks3 shall notify Orckit within seven Business Days following Networks3’s receipt of an English translation of the OCS Approval as to whether such approval is satisfactory to Networks3 within the meaning of this condition and if no such notice within such seven Business Days is received, this condition shall be deemed to have been waived.

(d)	Orckit shall have made all closing deliveries required to be made by it as listed in Section 5.3 of the Networks3 Disclosure Letter.

(e)
Orckit shall have (1) at least $1 million in cash immediately before the Closing (including the $225,000 paid by Orckit as expense reimbursement in connection with the concurrent senior secured note financing) and no Indebtedness (other than as set forth in Section 5.3(e) of the Orckit Disclosure Letter) and (2) delivered a certificate of its chief financial officer attaching a pro forma trial balance as of the Closing Date.  For purposes of determining whether this condition has been met, any cash generated by transactions not in the ordinary course of business consistent with recent past practice shall be excluded from Orckit’s cash balance.

6.	Termination

6.1.
Termination Rights.  This Agreement may be terminated by written notice to the other signatory to this Agreement and the Transactions may be abandoned, at any time prior to the Closing Date (but such termination right may not be exercised by a party whose failure to perform its obligations under this Agreement is the basis for such termination):

(a)	by Networks3, within seven Business Days following receipt of an English translation of the OCS Approval if such approval does not meet the standard specified in Section 5.3(c);

(b)
by either party if the Closing shall not have occurred on or before 30 June 2013 (the “Termination Date”), but if the retirement of the Notes shall have been approved by the requisite vote at duly convened meetings of the holders of the Notes on or before 30 June 2013, the right of termination under this Section 6.1(b) may not be exercised until 15 August 2013;

(c)
by either party, upon five days prior notice, if a court of competent jurisdiction enters an order or decree in respect of the other party under applicable bankruptcy, insolvency, liquidation, reorganization or other laws of similar import or has a trustee, receiver, liquidator or person of similar duties appointed over it or its assets;

(d)
by either party, if any Governmental Entity will have issued an Order or taken any other action (which the parties shall have resisted or attempted to lift in accordance with Section 4.2) permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such order, decree, ruling or other action shall have become final and nonappealable;

(e)
by Orckit, if Networks3 shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement and (1) such breach is incurable or (2) if Networks3 shall have failed to cure such breach within thirty days of receipt of notice from Orckit of such material breach; or

(f)
by Networks3, if Orckit shall have materially breached any of its representations, warranties, covenants or agreements contained in this Agreement and (1) such breach is incurable or (2) if Orckit shall have failed to cure such breach within thirty days of receipt of notice from Networks3 of such material breach.

6.2.
Effect of Termination.  If this Agreement is terminated by either Orckit or Networks3 as provided in Section 6.1, this Agreement (other than the Joint Defense Agreement, Section 4.17 and Article 7) will become void and none of Orckit or Networks3 nor their respective officers or directors will have any liability or obligation under this Agreement. If this Agreement is terminated per Section 6.1(d), then Networks3 shall promptly pay Orckit $25,000 as a reimbursement for costs and expenses incurred in connection with this Agreement.

7.	Miscellaneous.

7.1.
Transaction Costs.  At the Closing, Networks3 shall pay Orckit $25,000 as a reimbursement for costs and expenses incurred in connection with this Agreement.  Except as otherwise provided in this Agreement, all costs and expenses of the parties incurred in connection with, related to or otherwise by virtue of this Agreement or the Transactions will be paid by the party incurring such costs or expenses.

(a)	All costs and fees for recording of the change of ownership for the Patents in the various offices in which the Patents are filed will be borne by Orckit.

(b)	Networks3 will prepare at its expense all required filings for executing the assignments and recording the change of ownership of the Patents in the various offices in which the Patents are filed.

(c)
Orckit will pay all fees and costs for prosecution (but not enforcement), administration and maintenance of the Patents due or incurred on or before the Closing Date.  If Orckit has prepaid filing fees due with a due date after the Closing Date, Networks3 shall refund such prepaid fees.

7.2.
Survival.  All of the representations, warranties and covenants in this Agreement will survive the consummation of the Transactions.  The representations and warranties in Sections 2.4, 2.5 and 2.6 will survive (with the effect of tolling the applicable statutes of limitations) until the last expiration date of any of the Patents or abandonment by Networks3 of all remaining Patents.  All other representations and warranties in this Agreement will survive until the earlier of (a) the effectiveness of a registration statement that allows Networks3 to freely sell all of its Orckit Shares or (b) the second anniversary of the Closing Date.  The covenants in this Agreement will survive (with the effect of tolling the applicable statutes of limitations) until their last date for performance.

7.3.
Limitation of Liability.  Orckit’s aggregate liability for its breaches of its representations and warranties will be capped at $7.5 million.  Networks3’s aggregate liability for its breach of its representations and warranties will be capped at $800,000.  This Section 7.3 applies only after the Closing Date and nothing in this Section will limit the liability of any party if the Closing Date does not occur as a result of a breach of this Agreement by such party.

7.4.
Choice of Law.  Other than (a) matters are mandatorily governed by Israeli Companies Law, 5759-1999 and (b) the mandatory application of patent law to assignment and recordation, this Agreement will be interpreted and enforced under and in accordance with the laws of the State of Delaware (that are applicable to contracts made in and performed solely in Delaware).

7.5.	Enforcement.

(a)
The parties agree that any dispute arising under this agreement will be litigated in the Court of Chancery of the State of Delaware, pursuant to 10 Del. C. § 346.  The parties agree to submit to the jurisdiction of the Court of Chancery of the State of Delaware and waive trial by jury.  The parties do not hereby consent to mediate any disputes before the Court of Chancery.

(b)
Notwithstanding the foregoing, if there is a determination that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over any dispute arising under or relating to this Agreement, the parties agree that: (1) such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Superior Court of Delaware of and for the County of New Castle; (2) if the Superior Court of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware of and for the County of Newcastle; and (3) if the Complex Commercial Litigation Division of the Superior Court of the State of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the federal courts applicable to Delaware.

(c)
Each of the parties irrevocably (1) consents to submit itself to the personal jurisdiction of such courts in connection with any dispute arising under or relating to this Agreement, (2) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for relief from such courts or any other court or governmental body, and (3) agrees that it will not bring any action arising under or relating to this Agreement in any court other than such courts.  EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION OR ENFORCEMENT HEREOF.  Nothing in this Agreement will waive jury trial in any claim founded on patent infringement.

(d)
Process may be served in the same manner specified in Section 7.7, such service will deemed effective on the date of such notice, and each party irrevocably waives any defenses or objections it may have to service in such manner.

(e)
The parties irrevocably stipulate that irreparable damage would occur if any of the provisions of this Agreement were not performed per their specific terms.  Accordingly, each party will be entitled to specific performance of the terms hereof in addition to any other remedy to which it is entitled at law or in equity.

(f)
The court shall award attorneys’ fees and expenses and costs to the substantially prevailing party in any action (including appeals) for the enforcement or interpretation of this Agreement.  If there are cross claims in such action (including appeals), the court will determine which party is the substantially prevailing party as to the action as a whole and award fees, expenses and costs to such party.

7.6.
Public Announcement.  Orckit will file an unredacted copy of this Agreement in an SEC filing within two trading days of the date hereof.  Each party may disclose this Agreement and the terms hereof to the extent required to obtain any required consents, in connection with any actual or potential financing or merger and acquisition transaction and under Applicable Securities Laws and regulations and listing standards and may file this Agreement with governmental authorities as and to the extent required by applicable law.

7.7.
Notice.  All notices and other communications hereunder will be in writing and will be deemed given when delivered personally or by an internationally recognized courier service, such as DHL, to the parties at the following addresses (or at such other address for a party as may be specified by like notice):

(a)	if to Orckit, to: with a copy (which shall not constitute notice) to:
Orckit Communications Ltd.
126 Yigal Alon Street
Tel-Aviv 67443
Israel
Attention:  Chief Executive Officer

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv 67891
Israel
Attention: Marc Rabin & Adam Klein; and

(b)	if to Networks3, to: with a copy (which shall not constitute notice) to:
Networks3 Inc.
c/o Arnold & Porter LLP
555 12th Street NW
Washington DC  20004-1206
United States of America
Attention:  Chief Executive Officer

Meitar Liquornik Geva Leshem Brandwein Tal
16 Abba Hillel Silver Road
Ramat Gan 52506
Israel
Attention:  Raanan Lerner

Each notice under this Agreement will be provided to the other party by electronic mail concurrently with dispatch under the means specified above, but such electronic mail copy shall not constitute notice hereunder.

7.8.
Independent Relationship.  No party will have any express or implied right or authority to assume or create any obligations on behalf or in the name of another party or to bind the other party to any other contract, agreement or undertaking with any third party.  Orckit will have no right or power to influence, direct or control Networks3 or Networks3’s licensing or litigation activities.

7.9.
No Third Party Beneficiaries.  This Agreement and the Ancillary Agreements are solely for the benefit of the parties and their Subsidiaries.  No other Person will be entitled to rely on this Agreement or to anticipate the benefits of this Agreement or otherwise assert or be entitled to any rights or licenses as a third party beneficiary hereof.

7.10.
Assignment.  Networks3 may assign its rights hereunder to wholly owned-Subsidiaries, by operation of law and in connection with mergers, acquisitions, reorganizations, sales of all or substantially all of its assets or similar transactions without Orckit’s consent.  Orckit may assign its rights hereunder in connection with a Change of Control.  Except as provided in the preceding two sentences, no party may assign or otherwise transfer this Agreement or its rights hereunder (including as limited in Section 1.2(e)) nor delegate any obligations under this Agreement in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Any assignment in violation of this Section will be null and void.  Nothing in this Agreement will provide any additional rights to any Person, or reduce any rights of a party, as a result of or in connection with a direct or indirect change of control of the other party.

7.11.
No Waiver.  No failure or delay in the exercise or assertion of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, or create an estoppel with respect to any breach of any representation, warranty or covenant herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  All rights and remedies under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.12.
Severability.  Any term or provision hereof that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares any term or provision hereof invalid, void or unenforceable, the court or other authority making such determination will have the power to and will, subject to the discretion of such body, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

7.13.
Amendment.  Each party may (a) extend the time for the performance of obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party, (c) waive compliance by the other party with any of the agreements or conditions herein or (d) amend, modify or supplement this Agreement.  Any agreement on the part of a party to any such extension, waiver, amendment, modification or supplement will be valid only if set forth in an instrument in writing signed by an authorized executive officer of such party.  Any action contemplated by clause (d) will require a writing signed by both parties.

7.14.
Entire Agreement.  This Agreement (including the annexes and disclosure letters hereto) contains the entire agreement of the parties and supersedes all prior and contemporaneous agreements, negotiations, arrangements, representations and understandings, written, oral or otherwise, between the parties with respect to the subject matter hereof.

7.15.
Counterparts.  This Agreement may be executed in one or more counterparts (whether delivered by electronic copy or otherwise), each of which will be considered one and the same agreement and will become effective when two or more counterparts have been signed by each of the parties and delivered to the other party.  Each party need not sign the same counterpart.

7.16.
Construction and Interpretation.  When a reference is made in this Agreement to a section or article, such reference will be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary.  Whenever the words “include,” “includes” or including are used in this Agreement they will be deemed to be followed by the words “without limitation”.  The words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, exhibit and schedule references are references to the articles, sections, exhibits and schedules of this Agreement, unless otherwise specified.  The plural of any defined term will have a meaning correlative to such defined term and words denoting any gender will include all genders and the neuter.  Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning.  A reference to any legislation or to any provision of any legislation will include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.  A reference to a Person will include a reference to its permitted successors and assigns. If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  No prior draft of this Agreement will be used in the interpretation or construction of this Agreement.  Headings are used for convenience only and will not in any way affect the construction or interpretation of this Agreement.  This Agreement is in the English language only, which language will be controlling in all respects, and any version hereof in any other language will not be binding on the parties hereto.

7.17.	Definitions. For purposes of this Agreement, the following terms have the following definitions:

(a)
“Affiliate” means, with respect to any party specified in this Agreement, any person or entity that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such party.

(b)
“Alternative Transaction” means (1) the sale of any of the Patents to any Person other than Networks3 or (2) any change to the terms of one or more of the transactions contemplated by this Agreement, the concurrent senior secured note financing or the Ancillary Agreements.

(c)	“Ancillary Agreements” means the Patent Assignments, the Promissory Note, the Investor Rights Agreement and the Joint Defense Agreement.

(d)
“Applicable Securities Laws” means, collectively, the applicable securities legislation of the United States and the State of Israel and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the United States and State of Israel.

(e)
“Authorize” (including Authorization) means, with respect to any product: granting, making or constituting any license, covenant, immunity, authorization or right, whether by implication, estoppel, acquiescence, reliance or otherwise, with respect to such product or activity.

(f)
“Business Day” means any day other than Friday, Saturday, Sunday or other day on which commercial banks in The City of New York or the State of Israel are authorized or required by law to remain closed.

(g)
“Change of Control” means the acquisition of Control of Orckit whether by merger, consolidation, acquisition of shares, acquisition of all or substantially all of its assets, insolvency proceeding, contract or otherwise.

(h)
“Company Reports” means reports, schedules, forms, statements and other documents filed by the Company with the ISA or the SEC under the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), or applicable rules and regulations of the SEC thereunder (including all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein) and the document in Section 7.17(h) of the Orckit Disclosure Letter.

(i)
“Confidential Information” means (1) any information disclosed by a party (or its Subsidiaries) to the other party (or its Subsidiaries) in connection with this Agreement or any other business opportunity between the parties that is in written, graphic, machine readable or other tangible form and, in each case, is marked “Confidential,” “Proprietary” or in some other manner to indicate its confidential nature, (2) any oral information disclosed by one party (or its Subsidiaries) to the other (or its Subsidiaries) in connection with this Agreement or any other business opportunity between the parties that is designated confidential at the time of disclosure and (3) any information disclosed by one party (or its Subsidiaries) to the other (or its Subsidiaries) in connection with this Agreement or any other business opportunity between the parties if it is of the type or nature that should reasonably be understood by a reasonable business person, in the context of its disclosure, to be confidential.

(j)
“Control” means (1) ownership of a majority of the outstanding voting securities, (2) the right to elect the majority of the board of directors or similar body, or (3) the ability, by contract or otherwise, to control business affairs.

(k)
“Cumulative Participation Profit” means, as of any Measurement Date, (1) the Gross Revenues from the date hereof until such Measurement Date, minus (2) the aggregate Direct Company Costs from date hereof and until such Measurement Date. Cumulative Participation Profit may be a positive or negative number.

(l)
“Cumulative Technology Development Distributions” means, as of any Measurement Date, the aggregate Technology Development Payments actually received by Orckit from Networks3 pursuant to this Agreement from the period between the date of this Agreement and immediately prior to such Measurement Date.

(m)
“Cumulative Technology Development Entitlement” means, as of any Measurement Date, the product of the applicable percentages listed in Annex D multiplied by the applicable tiers of Cumulative Participation Profit as of such Measurement Date.  If the product described in the preceding sentence is a negative number as of a Measurement Date, Cumulative Technology Development Entitlement as of such date shall be deemed zero as of such Measurement Date (the adjustment in this sentence shall have no effect on the determination of Cumulative Development Entitlement on any subsequent Measurement Date).

(n)
“Direct Company Costs” means, as of any Measurement Date and except as provided in the next sentence, all Networks3 costs from the date hereof until such Measurement Date associated with the Patents or efforts to generate (and generating) revenue from the Patents, including reverse engineering, adversarial proceedings (including preparation for litigation), patent prosecution, patent maintenance fees, sales and marketing of licenses of the Patents, Orckit Costs and amounts accrued to the OCS (including redemption fees).  Direct Company Costs will not include (1) allocation of general and administrative expenses, including finance, facilities, human resources (other than out of pocket costs actually paid to or for the benefit of employees whose sole activities are described in the preceding sentence), (2) in-house lawyers and (3) information services (other than out-of-pocket costs for the activities described in the preceding sentence).

(o)	“Encumbrance” means any liens, claims, licenses, covenants, encumbrances, interests, restrictions on transfer and restrictions on licensing or litigation.

(p)
“Fully Diluted” means all (1) of the issued and outstanding share capital of Networks3, on a fully diluted, as converted basis, including any and all outstanding shares of Networks3, options, warrants, securities (including securities issued pursuant to any anti-dilution rights that were triggered on or prior to the Closing or in connection therewith), convertible deeds, convertible notes and loans, and other rights exercisable for or convertible into equity securities of Networks3 and (2) shares reserved for issuance or committed to be issued under employee incentive compensation plans.

(q)
“Gross Revenues” means Networks3 gross revenues (after reduction for taxes based on such revenues, including amounts withheld by licensees or defendants) from the Patents.  Gross Revenues include license fees, covenant not to sue fees, royalties, infringement damages, attorneys’ fees and similar awards and proceeds from sales of Patents (other than in transactions of the type contemplated in the first sentence of Section 7.10).

(r)
“Indebtedness” means, without duplication, (1) all indebtedness for borrowed money, (2) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including capital leases as defined under generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (3) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (4) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (5) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (6) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (7) all indebtedness referred to in clauses (1) through (6) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (8) all contingent obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (1) through (7) above.

(s)
“Identified Encumbrance” means the licenses and releases expressly granted by a member of the Orckit Group under the Patents prior to the date hereof under the Identified Encumbrance Agreements, but only as and to the extent such licenses and releases exist as of the date hereof as set forth in the pertinent Identified Encumbrance Agreements (e.g., only for the term and subject to any restrictions, limitations, and other conditions as provided in the pertinent Identified Encumbrance Agreements).

(t)	“Identified Encumbrance Agreements” are the documents listed in Section 7.17 of the Orckit Disclosure Letter.

(u)	“Joint Defense Agreement” means a joint defense agreement, dated as of the Closing Date, substantially in the form of Annex E.

(v)
“Material Adverse Effect” means any substantial, material and long term adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) of Orckit and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or on the Ancillary Documents, other than any effect arising from or relating to (1) general economic conditions, (2) the industry in which Orckit and/or the applicable Subsidiary operates in general, (3) the negotiation, execution, announcement, pendency or performance of the Transactions or the consummation of the Transactions, including (A) the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, and (B) any resulting shortfalls or declines in revenue, margins or profitability, (4) any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where such party or its major sources of supply have material operations or where such party has sales, (5) changes in applicable laws or in generally accepted accounting principles or accounting standards, or changes in general legal, regulatory or political conditions, or (6) any action taken by an entity as contemplated or permitted by the Transaction Documents or with the consent of the other party to this Agreement.

(w)	“Measurement Date” means the last day of each calendar quarter, commencing with the quarter in which the Closing Date occurs.

(x)
“Notes” means (1) the Series A Notes governed by that certain Trust Agreement between Orckit and Hermetic Trusts (1975) Ltd., as trustee, as amended and restated on July 2, 2012, and (2) the Series B Notes governed by that certain Trust Agreement between Orckit and Mishmeret Trust Services Company Ltd., as trustee, as amended and restated on July 2, 2012 (such trust agreements, the "Noteholders’ Agreements").

(y)	“OCS” means the Office of the Chief Scientist of Israel in the Israel Ministry of Industry, Trade and Labor.

(z)	“OCS Approval” means approval by the OCS required under applicable law to assign applicable Patents to Networks3 or its Subsidiaries.

(aa)	“Orckit Costs” means costs incurred after the Closing by members of the Orckit Group at the request of Networks3, including per Sections 4.7 and 4.8 and reimbursed per such Sections.

(bb)	“Orckit Group” means Orckit and its Subsidiaries.

(cc)
“Orckit Products” means (1) all products listed in Section 7.17(cc) of the Orckit Disclosure Letter (“Current Orckit Products”), (2) all products resulting in the future from the Telrad Agreement and the Woorinet MOU (together with the products described in clause (1) together the “JD Products”), (3) all derivatives of Current Orckit Products or the JD Products that are designed prior to a Change of Control; and (4) other products designed and sold after the date of this Agreement and prior to a Change of Control that meet all of the following conditions: (A) is designed by a member of the Orckit Group or for a member of the Orckit Group where a member of the Orckit Group owns such design, (B) is sold by a member of the Orckit Group or their bona fide distribution channels, (C) is under a trademark of a member of the Orckit Group or their bona fide OEM customers and (D) in the case of Telrad and Woorinet, their bona fide customers of their respective JD Products.  This definition is to be read and interpreted consistent with the intent of Section 4.1(b).

(dd)	“Participation Percentage” means the applicable percentage listed in Annex D.

(ee)	“Patent Assignments” means patent assignments, dated as of the Closing Date, substantially in the form of Annex F.

(ff)
“Patent Documents” means documents, records and files in the possession or control of the Orckit Group, and their counsel or their agents (and including any and all of the inventors for the Patents) relating to the Patents, including: (1) the original patent for each of the Patents that has issued; (2) complete prosecution files and docketing reports, including materials filed with the U.S. Patent Office (or the equivalent authority in any other country) with respect to such Patents and any other materials with respect to such Patents held in the files of the attorneys or agents prosecuting such Patents; (3) originals of all assignment agreements in its possession relating expressly to the Patents, including a written assignment to a preceding owner from each inventor for each Patent, and copies of all assignment agreements in its possession that encompass, but do not specifically identify, the Patents (such as, for example, employee and consultant invention assignment agreements for all inventors of the Patents); (4) documents, records and files relating to the conception or reduction to title, validity or enforceability of the Patents; (5) documents, records and files relating to any marking activities or to the assertion, licensing, enforcement or defense of any of the Patents; and (6) any other materials or information in the possession or control of, or known to, the Orckit Group, their respective counsel or its respective agents that is reasonably likely to be required to be produced in litigation to enforce such Patents or an Adverse Proceeding in respect of the Patents.

(gg)
“Patent Rights” means in respect of any patent (1) such patent, (2) patent applications and the inventions disclosed therein, (3) all reissues, divisionals, continuations, continuations-in-part, extensions, renewals, reexaminations and foreign counterparts thereof, (4) all other patents, patent applications, certificates of invention and other governmental grants resulting from any of the items described in clauses (1), (2) or (3), (5) all patents and applications which claim priority to or have common disclosure or common priority with any such patents or patent applications, and (6) all rights (other than copyrights, confidential know how and trade secrets) corresponding to any of the foregoing throughout the world (including the right to claim the priority date of any patents and the right to sue for and recover damages for any past, present or future infringement thereof); in each case, regardless of whether in existence prior to, as of or after the Closing Date.  Patent Rights do not include any rights created by third parties that emanate from public disclosure of a patent or patent application.

(hh)	“Person” means any corporation, individual, partnership (limited or general), limited liability company, trust, estate, Governmental Entity or any other business entity.

(ii)	“R&D Law” means the Law for Encouragement of Industrial Research & Development 5744-1984.

(jj)	“Reduction to Practice Documents” means documents, records and files relating to the conception or reduction to practice of the claims made in any of the Patents.

(kk)	“Securities Act” means the Securities Act of 1933.

(ll)	“Subsidiary” means, with respect to any Person (the “Subject Person”), any entity Controlled by the Subject Person.

The parties have duly executed and delivered this Agreement as of the date first written above.

ORCKIT COMMUNICATIONS LTD.

By:       /s/ Izhak Tamir
Name: Izhak Tamir
Title: Chief Executive Officer

NETWORKS3 INC.

By:     /s/ Richard S. Chernicoff
Name: Richard S. Chernicoff
Title: Chief Executive Officer

Annex A

Patent No.	Country	Title	Application No.
6,218,872	USA	Line Driver with Output Impedance Synthesis	09/470,777
6,483,903	USA	Splitterless Ethernet DSL on Subscriber Loops	09/346,416
6,680,904	USA	Bi-directional Chaining of Network Access Ports	09/472,683
6,687,224	USA	Bandwidth Sharing Method	09/514,745
6,731,607	USA	Network Interface Auto-Configuration in an Access Multiplexing System	09/629,664
6,785,232	USA	Rate Control in Transmission of Packet Data over an ATM Network	09/723,206
6,813,343	USA	Method and Apparatus for Filtering Asymmetric Digital Subscriber Line (ADSL) Signals	09/310,518
6,822,943	USA	Network Access Multiplexer with Protocol Address Translation	09/708,841
6,822,944	USA	Management Interface for a Network Access Multiplexing System	09/708,845
6,834,038	USA	Protection Against Master Unit Failure in Remote Network Access Multiplexing	09/637,757
6,876,669	USA	Packet Fragmentation with Nested Interruptions	09/756,553
6,891,855	USA	Dynamic Packet Fragmentation	09/756,554
6,894,983	USA	Automatic Implementation of Network Configuration Changes	09/637,300
6,917,986	USA	Fast Failure Protection Using Redundant Network Edge Ports	10/036,518
6,952,397	USA	Communication in a Bidirectional Ring Network with Single-Direction Receiving	09/876,414
6,956,944	USA	Method and Apparatus for Compensating for an Echo Signal Component in Telecommunication Systems	09/460,891
6,957,369	USA	Hidden Failure Detection	10/156,851
6,963,537	USA	Resource Reservation in a Ring Network	09/794,898
6,973,049	USA	Auto-Configuration of Network Interfaces in a Bidirectional Ring Network	09/978,642
7,032,135	USA	Equipment Protection Using a Partial Star Architecture	10/211,065
7,035,279	USA	Flow Allocation in a Ring Topology	09/756,946
7,054,264	USA	Interconnect and Gateway Protection in Bidirectional Ring Networks	09/910,790
7,061,859	USA	Fast Protection in Ring Topologies	09/941,723
7,069,546	USA	Generic Framework for Embedded Software Development	10/005,030
7,113,485	USA	Latency Evaluation in a Ring Network	09/947,183
7,133,415	USA	Sonet Circuit Emulation with VT Compression	09/978,342
7,145,878	USA	Avoiding Overlapping Segments in Transparent LAN Services on Ring-Based Networks	10/054,845
7,158,721	USA	Performance Monitoring of Multiple Channels in an Automatic Protection Switched Network	10/082,771

7,280,560	USA	Differentiated Services with Multiple Tagging Levels	10/128,454
7,283,465	USA	Hierarchical VPLS Protection	10/337,382
7,283,478	USA	Traffic Engineering in Bi-Directional Ring Networks	10/211,066
7,336,605	USA	Bandwidth Allocation for Link Aggregation	10/436,516
7,339,929	USA	Virtual Private LAN Service Using a Multicast Protocol	10/226,525
7,386,010	USA	Multiprotocol Media Conversion	10/461,807
7,420,922	USA	Ring Network With Variable Rate	10/387,657
7,478,382	USA	Synchronized Ring Software Download	10/951,575
7,483,399	USA	Signaling MPLS Over RPR Rings	10/369,953
7,551,599	USA	Layer-3 Network Routing With RPR Layer-2 Visibility	10/812,321
7,808,931	USA	High Capacity Ring Communication Network	11/367,231
7,916,636	USA	Ring Network Aggregate Rates	12/348,361
7,974,202	USA	Tunnel Provisioning with Link Aggregation	11/123,801
	USA	Tunnel provisioning with link aggregation and hashing	13/149,196
	USA	TUNNEL PROVISIONING WITH LINK AGGREGATION	13/116,696
6,892,329	USA	Selective Protection for Ring Topologies	09/969,839
	PCT	Selective Protection for Ring Topologies	PCT/IL02/00159
EP1 378 096 B	Europe	Selective Protection for Ring Topologies	2701519.7
158,008	Israel	Selective Protection for Ring Topologies	158008
4,167,072	Japan	Selective Protection for Ring Topologies	2002-577349
60212108-6	Germany	Selective Protection for Ring Topologies
1,378,096	France	Selective Protection for Ring Topologies
1,378,096	UK	Selective Protection for Ring Topologies
1,378,096	Spain	Selective Protection for Ring Topologies
1,378,096	Italy	Selective Protection for Ring Topologies
7,154,899	USA	Protecting the Filtering Database in Virtual Bridges	10/061,721
7,773,508	USA	Protecting the Filtering Database in Virtual Bridges	11/595,635
7,127,523	USA	Spanning Tree Protocol For Transparent LAN Services	10/057,332
7,142,516	USA	Performance Monitoring of High Speed Communications Networks	10/128,459
7,515,605	USA	Efficient Transport of TDM Services	10/396,008
7,961,755	USA	Efficient Transport of TDM Services Over Packet Networks	12/404,444
7,330,431	USA	Multipoint to Multipoint Communication Over Ring Topologies	10/933,572
7,418,000	USA	Automated Weight Calculation for Packet Networks	10/861,272
7,515,536	USA	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	11/479,595

n/a	PCT	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	PCT/IL2006/000794
	Israel	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	188644
	Europe	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	6756247
7,545,740	USA	Two-Way Link Aggregation	11/279,045
	PCT	Two-Way Link Aggregation	PCT/IL2007/000394
	Japan	Two-Way Link Aggregation	2009-508659
	Israel	Two-Way Link Aggregation	194652
8,199,637	USA	VPLS remote failure indication	2008/0285442
	Europe	VPLS remote failure indication	06809843.3-1237
	PCT	VPLS remote failure indication	PCT/IL2006/001283
	Israel	VPLS remote failure indication	191454
7,463,580	USA	Resource Sharing Among Network Tunnels	11/305,486
	PCT	Resource Sharing Among Network Tunnels	PCT/IL2006/001443
	Israel	Resource Sharing Among Network Tunnels	192192
7,596,088	USA	Route Selection With Bandwidth Sharing Optimization Over Rings	11/339,148
	PCT	Route Selection With Bandwidth Sharing Optimization Over Rings	PCT/IL2006/001152
	Europe	Route Selection With Bandwidth Sharing Optimization Over Rings	6796145.8
	Israel	Route Selection With Bandwidth Sharing Optimization Over Rings	192993
7,983,150	USA	VPLS Failure Protection in Ring Networks	11/335,770
	PCT	VPLS Failure Protection in Ring Networks	PCT/IL2007/000072
	Europe	VPLS Failure Protection in Ring Networks	7706019.2
	Japan	VPLS Failure Protection in Ring Networks	2008-550910
7,593,400	USA	MAC Address Learning in a Distributed Bridge	11/419,444
	PCT	MAC Address Learning in a Distributed Bridge	PCT/IL2007/000601
	Israel	MAC Address Learning in a Distributed Bridge	195263
	Japan	MAC Address Learning in a Distributed Bridge	2009-511642
	South Korea	MAC Address Learning in a Distributed Bridge	10-2008-7030694
7,768,928	USA	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	11/483,650
	PCT	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	PCT/IL2007/000702
	Europe	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	7736442
	Japan	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-579055

	Israel	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	196401
	South Korea	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-7001476
7,660,303	USA	Point-to-multipoint functionality in a bridged network	11/508,599
	PCT	Point-to-multipoint functionality in a bridged network	PCT/IL2007/000749
	Europe	Point-to-multipoint functionality in a bridged network	7736484.2
	Hong Kong	Point-to-multipoint functionality in a bridged network	9110631.5
	South Korea	Point-to-multipoint functionality in a bridged network	10-2009-7005097
7,660,234	USA	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	11/534,536
	PCT	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	PCT/IL2007/001145
	Europe	FAULT-TOLERANT MEDIUM ACCESS CONTROL (MAC) ADDRESS ASSIGNMENT IN NETWORK ELEMENTS	7805604.1
	South Korea	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	10-2009-7006804
	Japan	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	2009/528872
7,697,525	USA	Forwarding Multicast Traffic Over Link Aggregation Ports	11/644,773
	PCT	Forwarding Multicast Traffic Over Link Aggregation Ports	PCT/IL2007/001517
	Europe	Forwarding Multicast Traffic Over Link Aggregation Ports	EP2007000827481
	South Korea	Forwarding Multicast Traffic Over Link Aggregation Ports	KR2009107015227
7,697,552	USA	MAC Address Scalability in Interconnected Rings	11/764,764
	PCT	MAC Address Scalability in Interconnected Rings	PCT/IL2007/001348
7,626,930	USA	Hash-Based Multi-Homing	11/559,037
	PCT	Hash-Based Multi-Homing	PCT/IL2007/001385
	Europe	Hash-Based Multi-Homing	EP2007000827358
	Japan	Hash-Based Multi-Homing	JP2009000536864T
	South Korea	Hash-Based Multi-Homing	KR2009107011930
7,697,532	USA	Frame Concatenation With Drop Precedence Assignment	11/704,615
	PCT	Frame Concatenation With Drop Precedence Assignment	PCT/IL2007/001534
	Europe	Frame Concatenation With Drop Precedence Assignment	EP2007000849561

	Hong Kong	Frame Concatenation With Drop Precedence Assignment	10106007.6
7,876,673	USA	Prevention of Frame Duplication in Interconnected Ring Networks	12/044,158
	PCT	Prevention of Frame Duplication in Interconnected Ring Networks	PCT/IL2008/000285
7,974,223	USA	Virtual Private LAN Service over Ring Networks	10993882
US 2011-0083146 A1	USA	Device, Method and System for Media Packet Distribution	12/738,080
	PCT	Device, Method and System for Media Packet Distribution	PCT/IL2008/001377
	Europe	Device, Method and System for Media Packet Distribution	8839519.9
8,014,394	USA	High-Speed Processing of Multicast Content Requests	12/369,011
	PCT	High-Speed Processing of Multicast Content Requests	PCT/IB10/50540
8,009,684	USA	HIGH CAPACITY RING COMMUNICATION NETWORK	12/897,341
	USA	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	13/087,438
	PCT	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	PCT/IB2012/000853
	USA	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION ENTITIES	13/311,128
	PCT	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION PATHS	PCT/IB2012/001510
	Israel	Interface between a synchronous network and high-speed Ethernet	194824

Annex D

Participation Percentage

Until $7.5 million of positive Cumulative Participation Profit, 0%; then
From and after $7.5 million to $27.5 million of Cumulative Participation Profit, 25%; then
From and after $27.5 million to $57.5 million of Cumulative Participation Profit, 15%; then
From and after $57.5 million to $250 million of Cumulative Participation Profit, 10%; then
From and after $250 million of Cumulative Participation Profit, 5%

D - 1